Mayer Brown LLP
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Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

October 21, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Amanda Ravitz
J. Nolan McWilliams

Re:	USAA Acceptance, LLC
Amendment No. 2 to Registration Statement on Form S-3
Filed October 21, 2009
File No. 333-15874

          On behalf of USAA Acceptance, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated October 16, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, as filed on October 21, 2009, which have been marked to show the changes from Amendment No. 1 to the Registration Statement.

          The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics. Please note that the page references refer to the marked copy of the form of prospectus supplement. Unless otherwise noted, the use of “we”, “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

          Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia).

Mayer Brown LLP

U.S. Securities and Exchange Commission
October 21, 2009
Page 2

General

1.

While we note your response to prior comment 2, please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response

We confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.

TALF Considerations, page S-58.

2.

Please revise to disclose that TALF-eligible asset-backed securities are now subject to a risk assessment by the Federal Reserve Bank of New York. Also disclose that there is a risk that collateral may be rejected by the FRBNY if it does not satisfy certain risk assessment principles.

Response

We have revised our discussion under (i) “Term Asset-Backed Securities Loan Facility Considerations” on page S-14, (ii) “Risk Factors — Loss of TALF Eligibility, the Requirements of the TALF Program or the Lack of Availability of a TALF Loan May Adversely Affect Your Financing Options and the Liquidity and Market Value of Your Notes” on pages S-24 through S-26, (iii) “TALF Considerations” on pages S-59 and S-61 and (iv) “Certification as to TALF Eligibility for Non-Mortgage-Backed ABS” on page A-1 of Appendix A to disclose that TALF-eligible asset-backed securities are now subject to a risk assessment by the Federal Reserve Bank of New York and that there is a risk that collateral may be rejected by the FRBNY if it does not satisfy certain risk assessment principles.

Mayer Brown LLP

U.S. Securities and Exchange Commission
October 21, 2009
Page 3

          If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin at (312) 701-7373 or Angela Ulum at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart Litwin

Stuart Litwin

          cc:     Michael J. Broker